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                            September 13, 2004

VIA FACSIMILE AND
EDGAR CORRESPONDENCE
--------------------

Daniel Duchovny, Esq.
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      MicroTel International Inc.
                  Schedule 14A Preliminary Proxy Materials
                  Filed September 3, 2004
                  File No. 001-10346
                  -----------------------------------------

Dear Mr. Duchovny:

         This letter responds to the letter to Mr. Randolph D. Foote, Secretary, dated September 13, 2004, from Thomas A. Jones, Senior Counsel, relating to the above-referenced proxy materials of MicroTel International Inc. ("Company"). We have provided to you via fax on behalf of the Company blackline copies of the substantive changes made in response to the comments contained in that letter. We have also attached to this letter a copy of proposal 2, marked with revision tags for your convenience to flag the additional changes made pursuant to our conversation today. The responses contained in the paragraphs below correspond to the comment numbers contained in the letter.

1. The third paragraph of this section has been expanded to provide the requested information.

2. The first sentence of the fourth paragraph of this section alerts stockholders to the fact that approval of the increase in authorized shares will generally empower directors to issue the additional shares without prior notice to stockholders or their approval. The second sentence of the fourth paragraph of this section addresses the dilution issue. Because the Company is a Delaware corporation that is not listed on Nasdaq or quoted on an exchange, there are no circumstances contemplated in which stockholder approval of the additional shares would be required.

3. Paragraph five of this section and new paragraphs six through nine of this section have been revised or added to conform with the guidelines set forth in SEC Release No. 34-15230 (October 13, 1978) and to respond to comment 3 of the letter.

         Assuming this response is satisfactory, we are prepared to file the revised preliminary materials via EDGAR on Tuesday, September 14, 2004 and plan to file via EDGAR the definitive proxy materials on Wednesday, September 15, 2004.


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Daniel Duchovny, Esq.
September 13, 2004
Page 2


         Thank you for your prompt and courteous assistance thus far. If you would like to discuss this matter further or if you have any questions, please call me at (714) 641-3446.

                                               Sincerely yours,

                                               RUTAN & TUCKER, LLP

                                               /s/ Cristy Parker

                                               Cristy Parker

Enclosure

cc:      Mr. Randolph D. Foote (w/enclosure)
         Larry A. Cerutti, Esq. (w/enclosure)


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EXCERPT FROM PAGES 23-24 OF DRAFT REVISED PRELIMINARY PROXY MATERIALS

                                   PROPOSAL 2
            APPROVAL OF AMENDMENT TO OUR CERTIFICATE OF INCORPORATION
                 IN ORDER TO INCREASE OUR AUTHORIZED COMMON STOCK
                   FROM 50,000,000 SHARES TO 150,000,000 SHARES
                          AND MAKE CLARIFYING CHANGES

         Our board of directors has adopted by unanimous written consent a proposed amendment to our existing certificate of incorporation ("existing certificate") that would increase our authorized capital and make certain other clarifying changes by replacing Article Fourth of our existing certificate, which article is attached to this proxy statement as APPENDIX E, with Article IV that is contained in our proposed amended and restated certificate of incorporation ("amended certificate") that is attached to this proxy statement as APPENDIX D.

         Article Fourth of our existing certificate provides for 50,000,000 shares of common stock, 1/3 cent par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share. Of the 10,000,000 shares of authorized preferred stock, our board of directors designated by separate certificates of designation 200 shares as Series A Preferred Stock and 150,000 shares as Series B Preferred Stock, and the remainder are undesignated preferred shares that may be issued in one or more series as designated from time to time by our board of directors.

         As of September 15, 2004, we had outstanding 24,695,548 shares of common stock and had reserved for issuance an additional 2,921,756 shares of common stock to cover the exercise of options to purchase up to 2,151,256 shares of common stock and warrants to purchase up to 770,500 shares of common stock, and we had no shares of preferred stock outstanding. Also as of that date, we had available for issuance an additional 22,382,696 shares of common stock and 10,000,000 shares of designated and undesignated preferred stock. The proposed amendment would increase our authorized number of shares of common stock from 50,000,000 to 150,000,000. Accordingly, if this proposed amendment had been effective as of September 15, 2004, we would have had available for issuance 122,382,696 shares of common stock plus 10,000,000 shares of designated and undesignated preferred stock.

         The additional authorized shares of common stock that would become available if this proposed amendment is approved by our stockholders and filed with the Delaware Secretary of State may be issued from time to time as our board of directors may determine, without prior notice to or further action of our stockholders. The issuance of any or all of these additional authorized shares of common stock from time to time would cause dilution to the voting rights and earnings per share of our outstanding shares of common stock. However, we believe that approval of the proposed increase is in the best interests of our company and our stockholders because the increase would make additional shares of common stock available for acquisitions or financings that could be used to enhance our business and results of operations. Additional shares would also be available for present and future benefit programs designed to attract, motivate and retain talented employees and directors, and for other corporate purposes.


         Although we have no definitive plans to utilize such shares to entrench present management, we may, in the future, be able to use the additional authorized shares of common stock as a defensive tactic against hostile takeover attempts by issuing additional shares under a stockholder rights plan, in a private placement or other transaction that causes substantial dilution to a person or group that attempts to acquire control of our company through a merger or tender offer on terms or in a manner not approved by our board of directors, whether or not our stockholders view the change in control, merger or tender offer as favorable. The authorization of such additional shares of common stock will have no current anti-takeover effect, because no hostile takeover attempts are, to our management's knowledge, currently threatened.

         We have a number of anti-takeover defenses. For example, we have a classified board that consists of three classes with staggered three-year terms. This arrangement is intended to slow a change in control of our board of directors by limiting the number of directors that are elected annually. Also, consistent with the Delaware General Corporation Law ("DGCL"), we do not have cumulative voting provisions in either our bylaws or certificate of incorporation.

         Also, we have provisions in our bylaws and certificate of incorporation that prohibit the removal of directors without cause. Our amended bylaws provides that a removal may only be accomplished by the affirmative vote, at a special meeting of stockholders called for that purpose, of the holders of at least a majority of the outstanding shares entitled to vote at an election for directors. Under our amended bylaws, special meetings of stockholders may be called by our board of directors, chairman of the board, chief executive officer or president (in the absence of a chief executive officer), and shall be called by our secretary at the request in writing by holders of not less than 10% of the total voting power of all of our outstanding securities then entitled to vote. Article Eighth of our existing certificate and Article VIII of the amended certificate both provide that any director, or the entire board of directors, may be removed at any time, but only for cause, and that the provisions of Article Eighth and Article VIII may not be repealed or amended in any respect, unless the amendment or repeal is approved by the affirmative vote of the holders of not less than 67% of the outstanding shares of our common stock. This percentage vote requirement exceeds the general DGCL requirement that a majority of the outstanding shares of our common stock must vote in favor of an amendment to our certificate of incorporation, making it more difficult for our stockholders to amend or repeal this provision.

         In addition, our board of directors has the authority to issue up to 10,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights of those shares, without any further vote or action by our stockholders. The rights of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of any preferred stock that we may issue in the future. The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, which would delay, defer or prevent a change in control of our company. Furthermore, preferred stock may have other rights, including economic rights senior to common stock.

         Also, Section 203 of the DGCL prohibits us from engaging in business combinations with interested stockholders, as defined by statute. These provisions may have the effect of delaying or preventing a change in control of our company without action by our stockholders, even if a change in control would be beneficial to our stockholders.



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         Article IV of the amended certificate contains a description of the attributes of our common stock. There is not a similar description in our existing certificate. Stockholders do not currently possess, nor upon the approval of the proposed amendment will they acquire, preemptive rights that would entitle such persons, as a matter of right, to subscribe for the purchase of any shares, rights, warrants or other securities or obligations convertible into, or exchangeable for, securities of our company.

         In light of the above, Article IV of the amended certificate provides for authorized capital of 150,000,000 shares of common stock, $0.0033 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share, that may be issued in one or more series as designated from time to time by our board of directors. Article IV of the amended certificate reflects our desire to express the par value of our common stock as a decimal rather than as a fraction.

REQUIRED VOTE OF STOCKHOLDERS AND BOARD RECOMMENDATION

         Approval of this proposal requires the affirmative vote of the majority of outstanding shares of our common stock as of the record date. If the required votes for this proposal and for proposal 4 are obtained, then this proposal may be effected by filing the amended certificate as described in proposal 4. If approval for this proposal is obtained but the required vote for proposal 4 is not obtained, then our board of directors will have the authority to authorize our management to file an amendment to our existing certificate in order to substitute Article IV of the amended certificate into our existing certificate in place of Article Fourth of our existing certificate. However, our board of directors has reserved the right to abandon this proposed amendment at any time prior to the effectiveness of the filing of the amendment with the Delaware Secretary of State, notwithstanding authorization of this proposed amendment by our stockholders.

         OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THIS PROPOSAL.